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                             June 4, 2021

       Heather Turner
       Chief General Counsel
       Lyell Immunopharma, Inc.
       400 East Jamie Court, Suite 301
       South San Francisco, California 94080

                                                        Re: Lyell Immunopharma,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed May 25, 2021
                                                            File No. 333-256470

       Dear Ms. Turner:

               We have reviewed your registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form S-1 filed May 25, 2021

       Business
       Stanford License Agreement and Success Payment Agreement, page 145

   1. We note your disclosure on page 146 that you are required to pay Stanford a low-double-
                                                        digit portion of the
payments received from sublicensees. Please revise your disclosure to give investors a
reasonable idea of the amount of the royalty rate that does not exceed ten percentage points.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Heather Turner
Lyell Immunopharma, Inc.
June 4, 2021
Page 2

       You may contact Vanessa Robertson at 202-551-3649 or Jenn Do at 202-551-3743 if you
have questions regarding comments on the financial statements and related matters. Please contact Tom Kluck at 202-551-3233 or Laura Crotty at 202-551-7614 with any other questions.



                                                        Sincerely,
FirstName LastNameHeather Turner
                                                        Division of Corporation
Finance
Comapany NameLyell Immunopharma, Inc.
                                                        Office of Life Sciences
June 4, 2021 Page 2
cc:       Dave Peinsipp
FirstName LastName